Exhibit 99.1

NICE Reports Accelerated Total Revenue Growth of 20% For the Third Quarter
of 2021 and 28% Growth in Cloud Revenue

Company Reports Double-Digit Revenue Growth Across All Regions and Business Segments

Company Raises Guidance for Total Revenue and EPS for Full Year 2021

Hoboken, New Jersey, November 11, 2021 - NICE (NASDAQ: NICE) today announced results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial Highlights

GAAP	Non-GAAP
Revenue of $490 million, growth of 20% year-over-year	Revenue of $494 million, growth of 20% year-over-year
Cloud revenue of $258 million, growth of 28% year-over-year	Cloud revenue of $262 million, growth of 29% year-over-year
Gross margin of 67.2% compared to 65.8% last year	Gross margin of 72.3% compared to 71.0% last year
Operating income of $64 million compared to $62 million last year, growth of 4% year-over-year	Operating income of $140.0 million compared to $116.8 million last year, growth of 20%
Operating margin of 13.1% compared to 15.1% last year	Operating margin of 28.3%, compared to 28.3% last year
Diluted EPS of $0.70 versus $0.76 last year	Diluted EPS of $1.68 versus $1.41 last year, growth of 19%
Operating cash flow increased 4% year-over-year to $103.5 million

“We are pleased to report another quarter of accelerated top line growth as total revenue increased 20% in the third quarter compared to the same period last year,” said Barak Eilam, CEO of NICE. “The excellent results across the board in Q3 reflect our leadership and the strategic, central role we play amid four key dynamics that are taking place in our industry – cloud, digital, AI and the shift to platforms.”

Mr. Eilam continued, “We are witnessing continued strong momentum in the cloud with 28% growth in cloud revenue in Q3, as well as clear market leadership with over 725,000 agents globally on CXone. Digital revenues grew 78% in the third quarter, we tripled the number of deals in Enlighten driven by demand for AI and we are continuing to see increasing competitive replacements of legacy incumbent providers as more customers are taking a platform approach to their CX.  Much of the platform success is happening at the high end of the market where we witnessed an increase of 46% in large enterprise deals.”

GAAP Financial Highlights for the Third Quarter Ended September 30:

Revenues: Third quarter 2021 total revenues increased 19.7% to $490.4 million compared to $409.8 million for the third quarter of 2020.

Gross Profit: Third quarter 2021 gross profit and gross margin increased to $329.6 million and 67.2%, respectively, compared to $269.7 million and 65.8%, respectively, for the third quarter of 2020.

Operating Income: Third quarter 2021 operating income increased 3.6% to $64.2 million compared to $62.0 million, for the third quarter of 2020. Third quarter operating margin decreased to 13.1% compared to 15.1%, for the third quarter of 2020.

Net Income: Third quarter 2021 net income totaled $47.2 million compared to $50.7 for the third quarter of 2020. Net income margin decreased to 9.6% compared to 12.4% for the third quarter of 2020.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the Third quarter of 2021 decreased to $0.70, compared to $0.76 in the third quarter of 2020.

Operating Cash Flow and Cash Balance: Third quarter 2021 operating cash flow was $103.5 million. In the third quarter, $4.3 million was used for share repurchases. As of September 30, 2021, total cash and cash equivalents, and short-term investments were $1,455.5 million, and total debt was $607.3 million.

Non-GAAP Financial Highlights for the Third Quarter Ended September 30:

Revenues: Third quarter 2021 Non-GAAP total revenues increased 19.9% to $494.4 million compared to $412.4 million for the third quarter of 2020.

Gross Profit: Third quarter 2021 Non-GAAP gross profit and gross margin increased to $357.5 million and 72.3%, respectively, compared to $292.9 million and 71.0%, respectively, for the third quarter of 2020.

Operating Income: Third quarter 2021 Non-GAAP operating income increased 19.9% to $140.0 million compared to $116.8 million for the third quarter of 2020. Non-GAAP operating margin was 28.3%, compared to 28.3% last year.

Net Income: Third quarter 2021 Non-GAAP net income increased 20.3% to $112.6 million from $93.6 million for the third quarter of 2020. Non-GAAP net income margin was 22.8%, compared to 22.7% last year.

Fully Diluted Earnings Per Share: Third quarter 2021 Non-GAAP fully diluted earnings per share increased 19.1% to $1.68, compared to $1.41 for the third quarter of 2020.

Raising Full Year 2021 Guidance:

Company raised full year 2021 Non-GAAP total revenue guidance, which is now expected to be in a range of $1,899 million to $1,909 million.

Company raised full year 2021 Non-GAAP fully diluted earnings per share guidance, which is now expected to be in a range of $6.43 to $6.53.

Quarterly Results Conference Call

NICE management will host its earnings conference call today November 11th, 2021 at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial into the following numbers: United States 1-877-407-4018 or +1-201-689-8471, United Kingdom 0-800-756-3429, Israel 1-809-406-247.

The call will be webcast live on the Company’s website at https://www.nice.com/investor-relations/upcoming-event.

Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related expenses, amortization of discount on debt and loss from extinguishment of debt and the tax effect of the Non-GAAP adjustments. Business combination accounting rules require the recognition of a legal performance obligation related to a revenue arrangement of an acquired entity as a liability. The amount assigned to such liability should be based on its fair value at the date of acquisition. The Non-GAAP adjustment for a revenue arrangement is intended to reflect the full amount of such revenue. The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business. We believe Non-GAAP financial measures are useful to investors as a measure of the ongoing performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, uncertainty related to COVID-19 and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this presentation speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

###

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	Sep 30,	December 31,
	2021	2020
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$397,696	$442,267
Short-term investments	1,057,790	1,021,613
Trade receivables	355,136	303,100
Prepaid expenses and other current assets	170,513	175,340

Total current assets	1,981,135	1,942,320

LONG-TERM ASSETS:
Property and equipment, net	147,263	137,785
Deferred tax assets	41,799	32,735
Other intangible assets, net	326,861	366,003
Operating lease right-of-use assets	87,800	97,162
Goodwill	1,597,411	1,503,252
Other long-term assets	191,147	153,660

Total long-term assets	2,392,281	2,290,597

TOTAL ASSETS	$4,373,416	$4,232,917

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$27,053	$33,132
Deferred revenues and advances from customers	326,673	311,851
Current maturities of operating leases	20,371	22,412
Debt	180,071	259,881
Accrued expenses and other liabilities	446,614	417,174

Total current liabilities	1,000,782	1,044,450

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	66,847	36,295
Operating leases	82,716	92,262
Deferred tax liabilities	6,960	32,109
Debt	427,271	421,337
Other long-term liabilities	17,504	17,980

Total long-term liabilities	601,298	599,983

SHAREHOLDERS' EQUITY
Nice Ltd's equity	2,747,802	2,563,910
Non-controlling interests	23,534	24,574

Total shareholders' equity	2,771,336	2,588,484

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,373,416	$4,232,917

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	Sep 30,		Sep 30,
	2021	2020	2021	2020
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Cloud	$258,398	$201,723	$729,203	$558,295
Services	164,783	169,358	493,707	513,529
Product	67,223	38,746	178,546	141,611
Total revenue	490,404	409,827	1,401,456	1,213,435

Cost of revenue:
Cloud	105,790	87,637	298,544	248,628
Services	47,980	47,008	143,796	150,558
Product	7,073	5,434	16,872	16,711
Total cost of revenue	160,843	140,079	459,212	415,897

Gross profit	329,561	269,748	942,244	797,538

Operating expenses:
Research and development, net	74,482	55,482	195,855	162,019
Selling and marketing	131,776	106,507	386,530	323,283
General and administrative	59,134	45,801	165,239	135,312
Total operating expenses	265,392	207,790	747,624	620,614

Operating income	64,169	61,958	194,620	176,924

Financial and other expense, net	3,138	1,032	15,594	2,259

Income before tax	61,031	60,926	179,026	174,665
Taxes on income	13,803	10,273	35,186	33,293
Net income	$47,228	$50,653	$143,840	$141,372

Less: net profit (loss) attributable to non-controlling interests	145	(112)	(238)	(378)

Net income attributable to NICE Ltd.'s shareholders	$47,083	$50,765	$144,078	$141,750

Earnings per share:
Basic	$0.75	$0.81	$2.28	$2.26
Diluted	$0.70	$0.76	$2.15	$2.15

Weighted average shares outstanding:
Basic	63,182	62,756	63,125	62,624
Diluted	67,101	66,253	66,779	65,741

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	Sep 30,		Sep 30,
	2021	2020	2021	2020
	Unaudited	Unaudited	Unaudited	Unaudited
Operating Activities

Net income	$47,228	$50,653	$143,840	$141,372
Depreciation and amortization	45,907	45,482	136,742	135,133
Stock based compensation	40,628	22,207	103,062	68,839
Amortization of premium and discount and accrued interest on marketable securities	4,015	2,080	10,012	(790)
Deferred taxes, net	(13,137)	(6,783)	(30,202)	(16,653)
Changes in operating assets and liabilities:
Trade Receivables	(23,161)	12,795	(45,628)	27,588
Prepaid expenses and other assets	(11,255)	3,131	(36,218)	(31,637)
Trade payables	(14,435)	6,036	(9,643)	5,231
Accrued expenses and other current liabilities	35,030	(15,124)	22,601	(36,584)
Operating lease right-of-use assets, net	3,394	4,414	12,317	12,926
Deferred revenue	(10,793)	(23,481)	37,267	14,617
Operating lease liabilities	(4,330)	(4,608)	(14,805)	(14,297)
Amortization of discount on debt	3,911	3,070	11,523	7,945
Loss in respect of extinguishment of debt	778	-	8,076	-
Other	(302)	(839)	214	(254)
Net cash provided by operating activities	103,478	99,033	349,158	313,436

Investing Activities

Purchase of property and equipment	(8,153)	(4,211)	(21,113)	(21,667)
Purchase of Investments	(58,148)	(151,589)	(281,896)	(306,077)
Proceeds from Investments	58,860	118,284	225,964	283,149
Capitalization of software development costs	(10,712)	(9,577)	(31,987)	(28,776)
Payments for business and asset acquisitions, net of cash acquired	(14,302)	(96,425)	(143,164)	(147,261)
Net cash used in investing activities	(32,455)	(143,518)	(252,196)	(220,632)

Financing Activities

Proceeds from issuance of shares upon exercise of share options	1,109	828	3,484	8,177
Purchase of treasury shares	(4,346)	-	(48,908)	(27,601)
Proceeds from issuance of exchangeable notes	-	451,469	-	451,469
Dividends paid to noncontrolling interest	-	-	(801)	-
Capital Lease payments	-	-	-	(177)
Repayment of debt	(10,501)	-	(93,315)	-
Net cash provided by/(used in) financing activities	(13,738)	452,297	(139,540)	431,868

Effect of exchange rates on cash and cash equivalents	(3,041)	1,206	(1,993)	121

Net change in cash and cash equivalents	54,244	409,018	(44,571)	524,793
Cash and cash equivalents, beginning of period	$343,452	$344,098	$442,267	$228,323

Cash and cash equivalents, end of period	$397,696	$753,116	$397,696	$753,116

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	Sep 30,		Sep 30,
	2021	2020	2021	2020
GAAP revenues	$490,404	$409,827	$1,401,456	$1,213,435
Valuation adjustment on acquired deferred cloud revenue	3,996	2,458	8,593	5,187
Valuation adjustment on acquired deferred services revenue	9	81	175	81
Non-GAAP revenues	$494,409	$412,366	$1,410,224	$1,218,703

GAAP cost of revenue	$160,843	$140,079	$459,212	$415,897
Amortization of acquired intangible assets on cost of cloud	(17,493)	(16,800)	(53,220)	(48,422)
Amortization of acquired intangible assets on cost of services	(1,107)	(322)	(3,558)	(3,341)
Amortization of acquired intangible assets on cost of product	(283)	(1,135)	(853)	(3,394)
Valuation adjustment on acquired deferred cost of cloud	25	200	76	737
Cost of cloud revenue adjustment (1)	(2,117)	(809)	(5,287)	(2,601)
Cost of services revenue adjustment (1)	(2,835)	(1,677)	(6,916)	(4,957)
Cost of product revenue adjustment (1)	(159)	(69)	(410)	(205)
Non-GAAP cost of revenue	$136,874	$119,467	$389,044	$353,714

GAAP gross profit	$329,561	$269,748	$942,244	$797,538
Gross profit adjustments	27,974	23,151	78,936	67,451
Non-GAAP gross profit	$357,535	$292,899	$1,021,180	$864,989

GAAP operating expenses	$265,392	$207,790	$747,624	$620,614
Research and development (1)	(7,073)	(2,565)	(15,241)	(7,553)
Sales and marketing (1,2)	(9,707)	(5,561)	(27,526)	(19,623)
General and administrative (1,2)	(19,998)	(14,065)	(51,373)	(38,239)
Amortization of acquired intangible assets	(11,109)	(9,496)	(30,769)	(28,951)
Valuation adjustment on acquired deferred commission	53	35	161	106
Non-GAAP operating expenses	$217,558	$176,138	$622,876	$526,354

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	Sep 30,		Sep 30,
GAAP financial and other expense, net	$3,138	$1,032	$15,594	$2,259
Amortization of discount and loss of extinguishment on debt	(4,469)	(3,070)	(19,406)	(7,944)
Non-GAAP financial and other income, net	$(1,331)	$(2,038)	$(3,812)	$(5,685)

GAAP taxes on income	$13,803	$10,273	$35,186	$33,293
Tax adjustments re non-GAAP adjustments	14,916	14,911	47,259	39,701
Non-GAAP taxes on income	$28,719	$25,184	$82,445	$72,994

GAAP net income	$47,228	$50,653	$143,840	$141,372
Valuation adjustment on acquired deferred revenue	4,005	2,539	8,768	5,268
Valuation adjustment on acquired deferred cost of cloud revenue	(25)	(200)	(76)	(737)
Amortization of acquired intangible assets	29,992	27,753	88,400	84,108
Valuation adjustment on acquired deferred commission	(53)	(35)	(161)	(106)
Share-based compensation (1)	40,934	22,404	103,891	69,255
Acquisition related expenses (2)	955	2,342	2,862	3,923
Amortization of discount and loss of extinguishment on debt	4,469	3,070	19,406	7,944
Tax adjustments re non-GAAP adjustments	(14,916)	(14,911)	(47,259)	(39,701)
Non-GAAP net income	$112,589	$93,615	$319,671	$271,326

GAAP diluted earnings per share	$0.70	$0.76	$2.15	$2.15

Non-GAAP diluted earnings per share	$1.68	$1.41	$4.79	$4.13

Shares used in computing GAAP diluted earnings per share	67,101	66,253	66,779	65,741

Shares used in computing non-GAAP diluted earnings per share	67,101	66,253	66,779	65,741

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended		Year to date
		Sep 30,		Sep 30,
		2021	2020	2021	2020

	Cost of cloud revenue	$2,117	$809	$5,287	$2,601
	Cost of services revenue	2,835	1,677	6,916	4,957
	Cost of product revenue	159	69	410	205
	Research and development	7,073	2,565	15,241	7,553
	Sales and marketing	9,707	5,519	27,526	19,493
	General and administrative	19,043	11,765	48,511	34,446
		$40,934	$22,404	$103,891	$69,255

(2)	Acquisition related expenses

		Quarter ended		Year to date
		Sep 30,		Sep 30,
		2021	2020	2021	2020

	Sales and marketing	$-	$42	$-	$130
	General and administrative	955	2,300	2,862	3,793
		$955	$2,342	$2,862	$3,923